Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

May 11, 2011

Subject: Savvis 2011 Annual Incentive Plan (AIP) Update

I want to share some additional important information regarding the treatment of our 2011 AIP upon the acquisition of Savvis by CenturyLink (the “Acquisition”).

First, and foremost, our 2011 AIP goals will remain the same (Net Revenue, Adjusted Net EBITDA, Gross Margin, and Cash Capital Expenditure). From January 1, 2011 through the effective date of the closing of the Acquisition (the “closing date”), company performance will be assessed against the existing 2011 AIP goals, pro-rated for the shortened performance year ending on the closing date.

Pursuant to the terms of the Agreement and Plan of Merger with CenturyLink (the “Merger Agreement”), each 2011 AIP participant will be eligible to receive a pro-rated AIP payment based on actual company performance through the closing date, as determined in accordance with the terms and conditions of the AIP plan. The pro-rated payment will be made entirely in cash (less applicable withholdings) at the time the Acquisition closes. If the Acquisition has not closed by the end of 2011 or if it fails to close, the 2011 AIP will continue pursuant to its current terms.

The actual amount of the pro-rated payment will be determined based on a formula specified in the Merger Agreement. Specifically, at the closing date, 2011 AIP Restricted Stock Units (“RSUs”) which are earned based on actual performance through the closing date as described above will be converted into the right to receive a cash payment per RSU equal to (A) $30, plus an amount equal to 25% of the closing price per share of CenturyLink stock on the trading day immediately preceding the closing date, multiplied by (B) the number of days in the performance year through the closing divided by 365 (rounded to the fourth decimal point).

For Example:

If we achieve our company performance goals at a 100% funding level and assume (for illustration purposes only) that our 2011 AIP is pro-rated for 3/4ths of a performance year and the closing price of CenturyLink stock is $40 per share on the trading day before the closing date, an employee with an annual incentive target of $20,000 (750 RSUs based on $26.66 initial grant price) will receive the following pro-rated cash payment:

•

Pursuant to the Merger Agreement formula, the 750 RSUs will be settled in a lump sum cash amount equal to 750 × ($30.00 + $10 (25% of the CenturyLink pre-close price)) × 0.7507 (274 days divided by 365) = $22,521, less applicable tax withholding.

Together, let’s strive to exceed our 2011 goals. Remember, the 2011 AIP does still contain a cash payout accelerator based on Revenue and Adjusted EBITDA over-performance! Note: this is additive to the 100% funding level payout illustrated above.

Following the pro-rated 2011 AIP award payment at the closing date, the Merger Agreement provides that CenturyLink will establish a new cash-based AIP for the remainder of the year which will be substantially similar to the 2011 AIP.

We’ve all been working to build Savvis into the company it is today, by growing revenue, increasing EBITDA and gross margin performance, and tightly managing our capital expenditures. By remaining focused and delivering on our 2011 goals, we will continue to ensure our company will become the “best to work with and for”.

If you have any questions regarding this letter, please contact Laura Fisher at 314-628-7189 or me at 314-628-7718.

I look forward to our collective success in delivering Savvis’ best year ever!

Sincerely,

Paul Hott

VP, Human Resources

No information contained in this memo is intended to establish an employment contract or to supersede, replace, or alter the Merger Agreement. In the event of any inconsistency between this memo and the Merger Agreement, the Merger Agreement will control.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at 314-628-7433.